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                        Home Loan Financial Corporation
                                401 Main Street
                             Coshocton, Ohio 43812



May 25, 2005

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

                  Re:      Home Loan Financial Corporation.
                           Form 10-KSB for the year ended June 30, 2004
                           File No. 000-23927

Dear Mr. Nolan:


We have received the comments to the Form 10-KSB filed by Home Loan Financial Corporation (the "Company") for the year ended June 30, 2004, as set forth in your letter dated May 4, 2005.

Your comments relate to the 2004 Annual Report, Report of Independent Registered Public Accounting Firm - Page 21. Our responses to your comments in this letter are numbered to correspond to the numbers contained in your May 4, 2005 letter.

1. In response to your comment, we have amended our June 30, 2004 Form 10-KSB to include a signed audit opinion.

2. In response to your comment, we have re-submitted Exhibit 23 - Consent of Independent Public Accounting Firm, Exhibit 31 - Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 and Exhibit 32 - Certification Pursuant of Section 906 of Sarbanes-Oxley Act of 2002 with the amended Form 10-KSB.

The Company acknowledges the following:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or need additional information, please do not hesitate to call.

Sincerely,

/s/ Preston W. Bair
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Preston W. Bair
Chief Financial Officer